1-13330

ORIGINAL

02035054

P.E 4-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

SEC RECEIVED
MAY 6 2002
164

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : April 30, 2002

By : ______________________________

Name : Hari Kartana
Title : President

INDOSAT

Ref. 294/GUI/HM.110/02

April 30th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Announcement and Explanation on Indosat's Audited Consolidated Financial Statement for the Year Ended December 31, 2001

Dear Sir,

Please find attached the announcement on Indosat's Audited Consolidated Financial Statement for the Year Ended December 31, 2001, which is published on 3 local newspapers at April 30, 2001 and its explanation.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O Box 2905 Jakarta 10110 Indonesia

INDOSAT
Easier. Simpler. Better

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

KANTOR PUSAT : GEDUNG INDOSAT Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Telepon : (021) 380 2614, 381 0777, Fax : (021) 345 8155, 380 9633, Telex : 44046,45367

CONSOLIDATED BALANCE SHEETS

(In Millions of Indonesian Rupiah, Except Share Data)

	December 31, 2000 (As Restated)	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	Rp 2,409,898	Rp 4,642,546
Accounts receivable		
Trade		
Related parties		
PT Telekomunikasi Indonesia Tbk - net of allowance for doubtful accounts of Rp 50,687 in 2000 and Rp 81,885 in 2001	291,409	527,917
Others - net of allowance for doubtful accounts of *Rp 9,362 in 2000 and Rp 8,232 in 2001*	87,268	107,378
Third parties - net of allowance for doubtful accounts of Rp 28,761 in 2000 and Rp 471,606 in 2001	510,512	686,834
Others - net of allowance for doubtful accounts of Rp 10,668 in 2000 and Rp 36,935 in 2001	132,983	88,101
Derivative instruments	37,092	41,918
Inventories	-	69,158
Advances	175,076	66,155
Prepaid expenses and other current assets	62,435	193,949
Total Current Assets	3,706,673	6,423,956
NON-CURRENT ASSETS		
Due from related parties		
PT Telekomunikasi Indonesia Tbk	255	2,418,830
Others - net of allowance for doubtful accounts of Rp 49,067 in 2000 and Rp 46,940 in 2001	35,024	62,285
Deferred tax assets	39,938	234,130
Investments in associated companies - net of allowance for decline in value of Rp 37,016 in 2000 and Rp 93,316 in 2001	1,412,378	91,921
Other long-term investments - net of allowance for decline in value of Rp 264,216 in 2000 and Rp 267,966 in 2001	320,066	402,502
Property and equipment		
Carrying value	2,333,386	13,864,807
Accumulated depreciation	(808,961)	(4,264,691)
Impairment in value	-	(*131,209*)
Net	1,524,425	9,468,907
Derivative instruments - net of current portion	37,092	-
Goodwill - net	2,888	2,410,080
Long-term receivables	55,257	146,539
Long-term prepaid pension - net of current portion	167,870	284,410
Others	12,618	405,140
Total Non-Current Assets	3,607,811	15,924,744
TOTAL ASSETS	Rp 7,314,484	Rp 22,348,700

	December 31, 2000 (As Restated)	December 31, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term loans	Rp 2,007	Rp 525
Accounts payable - trade		
Related parties	901	3,242
Third parties	210,920	201,661
Taxes payable	339,843	2,898,298
Accrued expenses	34,032	414,749
Unearned income	-	225,141
Deposits from customers	3,072	*33,742*
Derivative instruments	-	1,077
Current maturities of long-term debts		
Related parties		
Government of the Republic of Indonesia	5,010	5,010
Third parties	715	813,801
Other current liabilities	173,309	1,042,307
Total Current Liabilities	769,809	5,639,553
NON-CURRENT LIABILITIES		
Due to related parties	2,561,801	9,968
Deferred tax liabilities	*340,344*	104,163
Long-term debts - net of current maturities		
Related parties		
Government of the Republic of Indonesia	12,756	7,746
Others	893	893
Third parties	135,643	2,202,405
Bonds payable	-	3,323,959
Other non-current liabilities	41,936	81,347
Total Non-Current Liabilities	3,093,373	5,730,481
MINORITY INTEREST	92,393	238,963
STOCKHOLDERS' EQUITY		
Capital stock - Rp 500 par value per A share and B share		
Authorized - 1 A share and 3,999,999,999 B shares		
Issued and fully paid - 1 A share and 1,035,499,999 B shares	517,750	517,750
Premium on capital stock	673,075	673,075
Difference in value from restructuring transactions of entities under common control	(2,509,987)	4,359,259
Difference in transactions of equity changes in associated companies/ *subsidiaries*	581,222	284,197
Difference in foreign currency translation	12,495	-
Retained earnings		
Appropriated	14,215	18,471
Unappropriated	4,070,139	4,886,951
Net Stockholders' Equity	3,358,909	10,739,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Rp 7,314,484	Rp 22,348,700

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of Indonesian Rupiah, Except Share Data)

	For The Years Ended December 31, 1999 (As Restated)	2000 (As Restated)	2001
OPERATING REVENUES			
International calls	Rp 2,315,837	Rp 2,184,008	Rp 2,193,726
Cellular	-	-	1,884,554
Multimedia, Data Communication, Internet ("MIDI")	613,572	731,740	1,064,010
Other services	75,265	76,496	105,649
Total Operating Revenues	3,004,674	2,992,244	5,247,939
OPERATING EXPENSES			
Depreciation	152,585	189,852	1,011,619
Compensation to telecommunications carriers and service providers	534,226	555,439	718,008
Personnel costs	238,655	*324,129*	*480,306*
Maintenance	72,012	64,861	286,588
Administration and general	106,759	119,126	283,266
Leased circuits	119,828	105,853	133,792
Marketing	55,619	47,967	121,330
Other costs of services	86,327	109,708	384,226
Total Operating Expenses	1,366,011	1,516,935	3,419,135
OPERATING INCOME	1,638,663	1,475,309	1,828,804
OTHER INCOME (EXPENSES)			
Interest income	241,359	173,014	631,575
Gain (loss) on foreign exchange - net	(84,222)	462,768	524,087
Interest expense	(29,299)	(18,834)	(402,485)
Amortization of goodwill	(2,480)	(2,480)	(321,201)
Consultancy fees	-	-	(259,811)
Swap cost - net	-	-	(13,595)
Others - net	(147,247)	179,870	18,805
Other Income (Expenses) - Net	(21,889)	794,338	177,375
EQUITY IN NET INCOME OF INVESTEES	594,765	83,469	132,268
INCOME BEFORE INCOME TAX	2,211,539	2,353,116	2,138,447
INCOME TAX BENEFIT (EXPENSE)			
Current	(479,159)	(630,578)	(650,452)
Deferred	(119,880)	(57,170)	238,259
Income Tax Expense - Net	(599,039)	(687,748)	(412,193)
INCOME BEFORE MINORITY INTEREST *IN NET INCOME OF SUBSIDIARIES*	1,612,500	1,665,368	1,726,254
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(17,741)	(*23,243*)	(*273,459*)
NET INCOME	Rp 1,594,759	Rp 1,642,125	Rp 1,452,795
BASIC EARNINGS PER SHARE	Rp 1,540.09	Rp 1,585.83	Rp 1,402.99
BASIC EARNINGS PER ADS (ten B shares per ADS)	Rp 15,400.86	Rp 15,858.28	Rp 14,029.89

Notes:

- The consolidated financial statements as of December 31, 1999 and 2001 and for the years ended December 31, 1999 and 2001 have been audited by *Prasetio, Utomo & Co., Registered Public Accountants,* who have expressed an unqualified opinion on these consolidated financial statements, while the consolidated financial statements for the year ended December 31, 2000, before restatement, were audited by *Siddharta Siddharta & Harsono,* Registered Public Accountants with an unqualified opinion.
- Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year (1,035,500,000 shares). Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

Jakarta, April 30, 2002
PT INDOSAT (Persero) Tbk
Board of Directors

INDOSAT

For immediate release

Indosat Released Consolidated Financial Statements and Independent Auditors Report for the year ended December 31, 2001

Jakarta, April 30, 2002, Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk. ("Indosat" or "the Company") earlier today released Consolidated Financial Statements and Independent Auditors Report for the years ended December 31, 1999, 2000 and 2001 ("Audited Report").

In the Audited Report, Indosat reported Total Operating Revenue of Rp 5,248 billion; Total Operating Income of Rp 1,829 billion and Net Income of Rp 1,453 billion for the year ended December 31, 2001. These figures differs slightly from the un-audited figures released in February 20, 2002 which reported Total Operating Revenue of Rp 5,440 billion, Total Operating Income of Rp 1,828 billion and Net Income of 1,465 billion, respectively. The change in total Operating Revenue reflects the application of "Net Revenue Method" in the consolidation of Satelindo's financial statements, in accordance to PSAK (Indonesian GAAP) rule no 35. The changes in other account mainly due to the reclassification of accounts. The Audited Report had been presented in compliance with Bapepam Rule No. VIII.G.7. "Guidelines for the Preparation of Financial Statements".

Indosat also restated the Financial Statements for the year ended December 31, 1999 and 2000 to account for the cross-ownership elimination transaction with PT Telkom. Indosat acquired from Telkom its 22.5% equity interest in Satelindo and 37.21% equity interest in Lintasarta, which were both accounted for using the pooling-of-interests method. These acquisitions increased the Company's direct equity interest in Satelindo from 7.5% to 30% and in Lintasarta from 32.25% to 69.46%. Accordingly, the Company's 1999 and 2000 consolidated financial statements have been restated to include the equity in Satelindo (previously accounted for by the cost method) and to consolidate the nest assets of Lintasarta (previously accounted for by the equity method), as if these transactions took place at the beginning of the earliest year (1999).

The Audited Report was prepared in accordance with the generally accepted accounting principles in Indonesia which may vary in certain respects with those in the USA. A description of the significant differences between those two and the effects on net income and stockholders' equity were included in the Audit Report.

Prasetio, Utomo & Co/Arthur Andersen audited Indosat Consolidated Financial Statements for the year ended December 31, 2001 and expressed an unqualified opinion.

For full version of the reviewed report, please check out our homepage: http://www.indosat.com at Annual Report section.//

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia

Recent/Subsequent Event

On Monday, April 22, 2002, Indosat and other shareholders of PT Pramindo Ikat Nusantara : PT Astratel Nusantara, France Cables et Radio, Marubeni Corporation, International Finance Corporation and NMP Singapore PTE signed a Conditional Sale and Purchase Agreement (CSPA) of PT Pramindo Ikat Nusantara with PT Telekomunikasi Indonesia. The CSPA will transfer ownership of PT Pramindo Ikat Nusantara to PT Telekomunikasi Indonesia. Initial closing will be held on July 2002 following approval from PT Telekomunikasi Indonesia shareholders. At initial closing, 30% share with 100% control will be transferred, followed by an interim closing on June 2003 for 15% share and the remaining 55% to be closed in December 2004.

The aggregate present value for the entire transaction will be US$ 425 million payable initially for US$54 million upon the initial payment and ten equal quarterly installments for the remaining amount.

Indosat held 13% shares of PT Pramindo Ikat Nusantara and had a passive role during the transaction and negotiation. Majority shareholders and PT Pramindo Ikat Nusantara had negotiated the transaction and same terms and condition apply to all shareholders.

Indosat is a full network and service provider in Indonesia. It shares are listed on the Jakarta and Surabaya Stock Exchanges and its American Depository Shares are listed on the New York Stock Exchange

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: gui@indosat.com
Website: www.indosat.com